YUKON-NEVADA GOLD CORP. INTERSECTS 21.3 METERS OF 19.47 GPT
AT THE SMITH MINE, JERRITT CANYON, NEVADA

Vancouver, BC – April 29, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) reports underground drilling continues to extend gold mineralization at Jerritt Canyon’s Smith Mine. Forty-one underground core and reverse-circulation (RC) holes totaling 10,523 feet (3,207 meters) have been completed at the Smith Mine since compilation of the 2007 year-end resource estimate.

The Company’s President and CEO, Graham C. Dickson, commented, “These drill results are again further confirmation of our belief that our operating mines can not only provide feed for our milling facility for many years to come but more importantly can support a greater output in a sustainable manner at a higher grade than previously mined as indicated by the values in Drill Hole LX-740 of 70 feet (21.3 meters) of 0.568 opt (19.47gpt) . ”

Zone 4 - Mahala

In order to follow up on encouraging results released in January 2008, additional underground RC and core drilling was completed from a drift paralleling the west extension of the high-grade Mahala igneous dike trend. The RC holes were drilled directly across the nearby dike trend while most of the core holes were directed farther out along strike to the west. This drilling has extended two high-grade dikes at least 140 feet (42 meters) west of the currently modeled resources. Additionally, the core drilling intersected dike-related anomalous gold another 350 feet (105 meters) farther west; this indicates that gold mineralization continues along this prolific structure. Highlight intercepts are listed in the table below. Gold grades are reported in ounces of gold per ton (opt) and grams of gold per tonne (gpt).

Hole ID	From (ft)	From (m)	To (ft)	To (m)	Interval (ft)	Interval (m)	Au (opt)	Au (g/ton)
C40797	20.0	6.1	35.0	10.7	15.0	4.6	0.411	14.09
C40811	20.0	6.1	35.0	10.7	15.0	4.6	0.499	17.11
LX-718	127.5	38.9	163.0	49.7	35.5	10.8	0.262	8.98
LX-721	17.0	5.2	35.0	10.7	18.0	5.5	0.351	12.03

Zone 7 – West Dash

Extension of an exploration drift over the West Dash ore zone at the end of 2007 has allowed for more effective drilling of the down-dip extensions of the prolific west and middle reserve pods. Drilling has extended ore-grade gold mineralization an additional 125 feet (38 meters) down-dip at the north end of the middle pod. Additional drilling has extended the west pod at least 150 feet (46 meters) down-dip to the north, highlighted by

70 feet (21.3 meters) of 0.568 opt (19.47gpt) in Drill Hole LX-740. Three of the most significant intercepts from this zone are listed below.

Hole ID	From (ft)	From (m)	To (ft)	To (m)	Interval (ft)	Interval (m)	Au (opt)	Au (g/ton)
LX-736	271.0	82.6	292.0	89.0	21.0	6.4	0.326	11.18
LX-740	110.0	33.5	180.0	54.9	70.0	21.3	0.568	19.47
LX-744	194.0	59.1	214.0	65.2	20.0	6.1	0.447	15.33

Both of these zones will remain the subject of continued aggressive exploration.

True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Executive Vice President-Exploration, Dorian L. (Dusty) Nicol, M.Sc., P.Geo., the Qualified Person for purposes of this release.

A detailed map of the drill holes can be found on our website, www.yukon-nevadagold.com.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.